Filed pursuant to Rule 433

Relating to Preliminary Prospectus

Supplement dated June 9, 2014 to

Prospectus dated June 9, 2014

Registration No. 333-196611

Contact:

Brent Turner

President

(615) 861-6000

Acadia Healthcare Announces Proposed Offering

of $340 Million of Common Stock

FRANKLIN, Tenn. - June 9, 2014 — Acadia Healthcare Company, Inc. (NASDAQ: ACHC) today announced a proposed underwritten public primary offering of $340 million of its common stock. In connection with the offering, certain selling stockholders intend to grant to the underwriters a 30-day option to purchase up to an additional 15% of the common stock in a secondary offering. Acadia will not receive any proceeds from the sale of shares by the selling stockholders pursuant to the exercise of the underwriters’ option to purchase additional shares. To the extent any of the selling stockholders elect not to grant the underwriters an option to purchase some or all of these additional shares, the Company will grant the underwriters an option to purchase such additional shares.

Acadia intends to use its proceeds from the offering principally to fund its acquisition strategy, particularly the planned acquisition of Partnerships in Care and the fees and expenses related to the transaction.

BofA Merrill Lynch, Jefferies LLC and Citigroup are acting as joint book-running managers for the offering, and Raymond James & Associates, Inc., RBC Capital Markets, LLC, Avondale Partners, LLC, Robert W. Baird & Co. Incorporated and BMO Capital Markets Corp are acting as co-managers. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. The offering will be made only by means of a written prospectus, copies of which may be obtained by contacting: (i) BofA Merrill Lynch, 222 Broadway, New York, New York 10038, Attn: Prospectus Department or e-mail dg.prospectus_requests@baml.com; (ii) Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877) 547-6340 or by e-mail at prospectus_department@jefferies.com; or (iii) Citigroup, c/o Broadridge Financial Solution, 1155 Long Island Avenue, Edgewood, NY 11717 or e-mail BATProspectusdept@citi.com.

The common stock described above will be offered by the Company and the selling stockholders, as the case may be, pursuant to an automatic shelf registration statement that was filed with the Securities and Exchange Commission today. The specific terms of the offering are described in a prospectus supplement to be filed with the SEC in connection with the offering.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

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Acadia Healthcare Files Automatic Shelf Registration Statement

June 9, 2014

Acadia has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Acadia has filed with the SEC for more complete information about Acadia and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Acadia, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling BofA Merrill Lynch at 866-500-5408.

Forward-Looking Statements

This news release contains forward-looking statements. Generally words such as “may,” “will,” “should,” “could,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “continue,” and “believe” or the negative of or other variation on these and other similar expressions identify forward-looking statements. These forward-looking statements are made only as of the date of this news release. The Company does not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are based on current expectations and involve risks and uncertainties.

About Acadia

Acadia is a provider of inpatient behavioral healthcare services. Acadia operates a network of 52 behavioral healthcare facilities with more than 4,300 licensed beds in 24 states and Puerto Rico. Acadia provides psychiatric and chemical dependency services to its patients in a variety of settings, including inpatient psychiatric hospitals, residential treatment centers, outpatient clinics and therapeutic school-based programs.

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